Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Williams Rowland Acquisition Corp (the “Company”) on Amendment No. 2 to Form S-1 (File No. 333-257396) of our report dated June 25, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Williams Rowland Acquisition Corp as of April 14, 2021 and for the period from March 10, 2021 (inception) through April 14, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Philadelphia, Pennsylvania

July 16, 2021